August 10, 2011

Mr. Zev Wexler, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522


RE: The Gabelli Global Utility & Income Trust
        333-175701; 811-21529


Dear Mr. Wexler:

We have reviewed the registration statement on Form N-2 for the Gabelli Global Utility & Income Trust (the "Fund"), filed with the Securities and Exchange Commission on July 21, 2011. We have the following comments:


Prospectus


Prospectus Summary

1. It appears that the Fund may offer rights in this shelf registration statement. Please include an undertaking in Part C of the registration statement to file a post-effective amendment when such rights are subsequently offered. In addition, please include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act of 1933 in respect of any one or more offerings of the Fund's common shares (including rights to purchase its common shares) below net asset value that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

2. The Fund may issue auction rate preferred shares and notes in this shelf offering. Please prominently include, as applicable and in detail, the auction risk and significant liquidity risks in the "form of" prospectus supplement. In addition, the prospectus should further clarify the liquidity risks if the notes are not traded.

3. Common shareholders should have some basis to determine and understand the maximum dilution that might be imposed upon their shares as a result of the Fund's future issuances of securities. Please add appropriate disclosure.

4. In your response letter, undertake to include in any prospectus supplement, as applicable, a description of the terms of any agreement that the Fund will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually, and undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

5. Under the heading "Investment Objectives and Policies," the disclosure states, "The Fund may invest without limitation in securities of foreign issuers and will generally be invested in securities of issuers located in at least three countries, including the United States." With "Global" in the Fund's name, please disclose how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (e.g., at least 40% of the Fund's assets would normally be invested outside the United States). See Investment Company Act Release No. 24828 (Jan. 17, 2001) at 11 n.42.

6. Under the heading "Investment Objectives and Policies," the disclosure states, "Among the foreign securities in which the Fund may invest are those issued by companies in 'emerging market' countries, which are countries in the initial stages of their industrialization cycles." This disclosure appears to be inconsistent with disclosure under the heading, "Foreign Securities Risk," which states, "Typically, the Fund will not hold any foreign securities of emerging market issuers and, if it does, such securities will not comprise more than 10% of the Fund's managed assets." Please explain the apparent inconsistency.

7. Under the heading "Dividends and Distributions," please state that for each of the past three years a portion of the distributions has constituted a return of capital.

8. Many investors may not fully understand a return of capital. Please clarify in the prospectus that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

9. Under the heading "Use of Proceeds," please state how long it will take for the Fund to use the net proceeds from the offering. In addition, since the use of proceeds section states that a portion of the proceeds may be used to pay

distributions, please include such information in the use of proceeds section in the prospectus supplements.

10. Under the heading "Management and Fees" in previous filings, the Fund has stated that the investment adviser has voluntarily agreed, in the event the Fund issues senior securities, to a management fee waiver if the effective cost of the leverage for senior securities exceeds the total return (based on net asset value) on the Fund's common shares. If the Fund has terminated such agreement, please disclose such information in the prospectus.

Summary of Fund Expenses

11. The offering also may include notes. If applicable please include the amount of any interest on borrowed funds for the issuance of any notes. In addition, please explain to the staff the assumptions used when determining the amount of leverage and associated costs included in the line items in the fee table.

12. We note the absence of the Acquired Fund Fees and Expenses line item from the Fund's fee table. Please confirm to us in your response letter that the Fund did not make investments that trigger the need for applicable Acquired Fund Fees and Expenses disclosure.

13. All fees and expenses associated with the securities of the Fund must be appropriately presented in the fee table based on net assets attributable to common shares. Please explain in a footnote that this is because such expenses are ultimately paid by the Fund's common stockholders. It should also be clear that offering expenses of the securities, if any, will also be borne directly or indirectly by the Fund's common shareholders.

Regulatory Matters

14. Please update the disclosure under this heading, as appropriate.

Prospectus Supplements

15. The prospectus supplements indicate that certain information is "to come." Except for certain terms which the Fund is unable to currently provide, the prospectus supplements should contain such information prior to effectiveness. We may have further comments.

Table of Fees and Expenses

16. In the prospectus supplement for the Common Shares offering, please include the line item for "Dividends on Preferred Shares" in the Annual Expenses section of the fee table.

GENERAL

17. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

18. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

19. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

20. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    - The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant